JCI (London) Limited



(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

06 May 2003

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America


03050570

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Preliminary Results for Amalgamated Beverage Industries Limited (a subsidiary of SABMiller plc) - Dated 30 April 2003

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA

PRELIMINARY REVIEWED RESULTS FOR THE ABI GROUP FOR THE YEAR ENDED 31 MARCH 2003

Amalgamated Beverage Industries Limited (ABI), a subsidiary of SABMiller plc, has reported its preliminary reviewed group results in Johannesburg for the year ended 31 March 2003. The text of ABI's announcement follows. It should be noted that the preliminary group results have been prepared to conform to South African Statements of Generally Accepted Accounting Practice and is consistent with previous applied policies.

Enquiries to:
Mr Mark Bowman
Managing Director of ABI
Telephone: +27 11 719 1400

AMALGAMATED BEVERAGE INDUSTRIES LIMITED

(Registration Number 1970/006820/06)
ISIN number: ZAE000000048
Share code: ABI
Website: www.abi.co.za

PRELIMINARY REVIEWED GROUP RESULTS FOR THE YEAR ENDED 31 MARCH 2003

Profit from operations increased by 23%
Headline earnings per share increased by 32%
Adjusted headline earnings per share increased by 19%
Dividends per share increased by 32%

GROUP BALANCE SHEET

	2003 31 March Rm (Preliminary)	2002 31 March Rm (Audited)
ASSETS		
Non-current assets	**2,983**	2,938
Property, plant and equipment	**1,514**	1,483
Goodwill	**1,184**	1,263
Investment in an associate	**216**	192
Deferred tax	**69**	-
Current assets	**1,370**	1,046
Inventories	**270**	183
Trade and other receivables	**298**	393
Prepayments	**29**	20
Cash and cash equivalents	**773**	450
Total assets	**4,353**	3,984
EQUITY AND LIABILITIES		
Capital and reserves		
Issued capital and share premium	**1,599**	1,599
Non-distributable reserves	**2**	5
Accumulated profit	**1,652**	1,297
Ordinary shareholders' funds	**3,253**	2,901
Minority interest	**21**	10
Total shareholders' funds	**3,274**	2,911
Interest bearing debt	**11**	-
Non-current liabilities	**245**	249
Deferred tax	**131**	126
Deferred income	**89**	104
Retirement benefit obligation	**25**	19
Current liabilities	**823**	824
Trade and other payables	**756**	766
Taxation	**67**	58
Total equity and liabilities	**4,353**	3,984
Future capital expenditure		
Contracted	**76**	78
Authorised by the directors but not yet contracted	**401**	202

GROUP INCOME STATEMENT

	2003 Year ended 31 March Rm (Preliminary)	2002 Year ended 31 March Rm (Audited)	% Change
Revenue	**5,015**	4,330	16
Sales revenue	**4,933**	4,283	15
Cost of sales	**(3,041)**	(2,612)	
Gross profit	**1,892**	1,671	
Expenses	**(1,028)**	(969)	
Profit from operations	**864**	702	23
Goodwill amortisation	**(78)**	(78)	
Net finance income	**56**	23	
Income from associate	**47**	46	
Profit before tax	**889**	693	28
Income tax expense	**(242)**	(231)	
Current taxation	**(276)**	(190)	
Deferred tax	**65**	(16)	
Secondary tax on companies	**(31)**	(25)	
Profit after tax	**647**	462	
Minority interest	**(15)**	(7)	
Net profit for the year	**632**	455	39
Reconciliation of headline earnings (Rm)			
Net profit for the year	**632**	455	
(Profit) / loss on disposal of fixed assets after tax	**(1)**	4	
Goodwill amortisation	**78**	78	
Headline earnings	**709**	537	32
Deferred tax adjustment due to assessed loss	**(69)**	-	
Adjusted headline earnings	**640**	537	19
Earnings per share (cents)			
Basic earnings	**416**	299	
Headline earnings	**466**	353	
Adjusted headline earnings	**421**	353	
Dividends per share (cents)	**230**	174	32
Net asset value per share (cents)	**2 140**	1 909	
Number of ordinary shares in issue (million)	**152**	152	

GROUP CASH FLOW STATEMENT

	2003 Year ended 31 March Rm (Preliminary)	2002 Year ended 31 March Rm (Audited)
Profit from operations	864	702
Depreciation	180	155
Non-cash items	35	6
Decrease in working capital	59	41
Cash generated from operations	1,138	904
Net finance income	50	23
Dividend income	23	23
Normal tax paid	(266)	(138)
Secondary tax on companies paid	(31)	(25)
Net cash inflow from operating activities	914	787
Dividends paid	(277)	(227)
Net cash retained	637	560
Cash flow from investment activities: Net cash invested	(322)	(194)
Investment to maintain and upgrade operations	(95)	(117)
Investment to expand operations	(227)	(77)
Cash effects of financing activities	11	28
Analysis of movement in cash and cash equivalents		
Balance at the beginning of the year	(450)	(47)
Currency translation reserve	3	-
Cash and cash equivalents on acquisition of subsidiaries	-	(9)
Balance at the end of the year	773	450
Increase in cash and cash equivalents	326	394

STATEMENT OF CHANGES IN EQUITY

	Ordinary share capital Rm	Ordinary share premium Rm	Non-distributable reserves Rm	Accumulated profit Rm	Ordinary shareholders' funds Rm	Minority interests Rm	Total shareholders' funds Rm
Balance at 31 March 2001	1	1,590	-	1,069	2,660	-	2,660
Premium on issue of share capital used for share options	-	8	-	-	8	-	8
Foreign currency translation differences	-	-	5	-	5	3	8
Net profit for the year	-	-	-	455	455	7	462
Dividend	-	-	-	(227)	(227)	-	(227)
Balance at 31 March 2002	1	1,598	5	1 297	2,901	10	2,911
Foreign currency translation differences	-	-	(3)	-	(3)	(3)	(6)
Net profit for the year	-	-	-	632	632	15	647
Dividend	-	-	-	(277)	(277)	(1)	(278)
Balance at 31 March 2003	1	1,598	2	1,652	3,253	21	3,274

COMMENTARY

Overview

The South African consumer environment improved during the second half of the year under review, assisted by favourable tax measures in the recent Government budget. Against this background, ABI succeeded in delivering good results through volume growth and overhead productivity gains.

Financial performance

The strong sales volume growth of 5% in the year was in part a function of good weather conditions and continued improvement in market execution. Carbonated soft drinks grew by 4,1%, whilst other soft drinks achieved strong growth of 22,3%. Powerade, and BonAqua and Valpre combined, currently hold leading positions in their respective categories. Appletiser and Grapetiser have also shown good growth.

Increased input costs and the adverse effect of mix changes towards lower margin returnable glass packs were countered by strong productivity gains, leading to a 23% increase in profit from operations.

Finance income increased on the back of rising cash balances. Equity accounted earnings in our associate, Coca-Cola Canners, remained level with the prior year.

The operating performance was complemented by good working capital management, evident in cash generated from operations; being 26% higher than in the previous year. These positive results allowed an increase in the dividend declared of 32% in line with the growth in headline earnings per share.

Prospects
Increased consumer confidence and continued economic growth bodes well for the overall outlook for the current financial year. Management is confident that real growth in earnings is achievable driven by continued focus on market execution and ongoing productivity initiatives.

Accounting policies
These results have been compiled in accordance with the South African Statements of Generally Accepted Accounting Practice and the listing requirements of the JSE Securities Exchange South Africa and Schedule 4 of the South African Companies Act. The accounting policies used in the preparation of the results are consistent in all material respects with those adopted in the annual financial statements for the year ended 31 March 2002.

Ernst & Young, the company's auditors, have reviewed the financial results. A copy of their report is available for inspection at the company's registered office.

The group's annual financial report will be distributed early in June 2003.

Declaration of dividend No.55
Notice is hereby given that on 30 April 2003, the board of directors declared, in respect of the year ended 31 March 2003 a final dividend of 189,6 cents per share (2002: 141,5 cents). This dividend will be paid out of reserves as determined by the directors, to ordinary shareholders recorded as such in the register at the close of business on the record date, Friday, 27 June 2003. The last date to trade to participate in the dividend is Friday 20 June 2003. Shares will commence trading ex-dividend from Monday, 23 June 2003.

The important dates pertaining to this dividend are as follows:

Last day to trade "cum" dividend	Friday, 20 June 2003
Shares trade "ex" dividend	Monday, 23 June 2003
Record date	Friday, 27 June 2003
Payment date	Monday, 30 June 2003

Share certificates may not be dematerialised or rematerialised between Monday, 23 June 2003 and Friday, 27 June 2003, both days inclusive.

By order of the Board

MJ Bowman
Managing director

DLT Dondur
Financial director

30 April 2003

Directorate and administration

Chairman E A G Mackay

Non-executive directors
M P Adonisi
P M Bester
J A Mabuza
M I Wyman (British)

Executive directors
M J Bowman (Managing director)
E M Borcherds
D L T Dondur
T K Gibbon
M J Hoy
H B B Lloyd
A J Parker
T C Sanderson

Company secretary
S Pienaar

Registered office
ABI House
14 Pongola Crescent
Eastgate Extension 17
Sandton 2199
P O Box 76202
Wendywood 2144
South Africa

Transfer secretaries
Computershare Investor Services Limited
70 Marshall Street
Johannesburg 2001
PO Box 61051
Marshalltown 2107
South Africa